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RICHMONT


                                                  MINES RICHMONT INC.

                                                  110, avenue Principale
                                                  Rouyn-Noranda, QC
                                                  J9X 4P2, CANADA

                                                  Tel.:   (819) 797-2465
                                                  Telec.: (819) 797-0166
                                                  www.richmont-mines.com




                                  NEWS RELEASE


              RATIFICATION OF A SHAREHOLDER PROTECTION RIGHTS PLAN


MONTREAL, MAY 16, 2002 - Richmont Mines Inc. announced today that at its annual and special meeting of shareholders, the shareholders approved the ratification of a shareholder rights plan which was adopted by the board of directors on April 9, 2002, subject to regulatory approval and shareholder ratification. A copy of the Rights Plan can be obtained by a shareholder of the Company or any other interested party by contacting Richmont Mines, at 110 Avenue Principale, Rouyn-Noranda, Quebec, J9X 4P2. A summary of the terms of the Plan was included in the Company's information circular dated April 9, 2002 in connection with its annual and special meeting of shareholders held yesterday.



/s/ Jean-Guy Rivard (signed)
Jean-Guy Rivard
President

                                     - 30 -



For more information, contact:

Martin Rivard                                      Telephone:  (819) 797-2465
Executive Vice-President                           Fax:        (819) 797-0166

Trading symbol: RIC                                Listings:   Toronto - Amex



DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.


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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the Month of         MAY 2002
                    --------------------

                               RICHMONT MINES INC.
                               -------------------
                              (Name of Registrant)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
              -----------------------------------------------------
                    (Address of principal executive offices)


1. On May 16, 2002, Richmont Mines Inc. issued a News Release - Ratification of a Shareholder Protection Rights Plan. This report is filed solely for the purpose of filing a copy of the press release attached hereto.








     Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                             Form 20-F XXX  Form 40-F
                                                       ---
     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes     No XXX
                                       ---    ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                   RICHMONT MINES INC. -- SEC FILE NO. 0-28816
                   -------------------------------------------
                                  (Registrant)

Date 05/21/02   By   /s/ JEAN-YVES LALIBERTE (SIGNED)
    ---------       ----------------------------------
                     Jean-Yves Laliberte, Vice-President, Finance